PIMCO Funds

Supplement Dated July 29, 2016 to the
Short Duration Strategy Funds Prospectus (the Prospectus) and the Statement of Additional Information (the SAI), each dated July 29, 2016, each as supplemented

Designation of Investment Objective as Fundamental Policy

The investment objectives of the PIMCO Short Asset Investment are non fundamental and may be changed by the Board of Trustees without shareholder approval. The investment objective of each other Fund is fundamental and may not be changed without shareholder approval. Unless otherwise stated, all other investment policies of the Funds may be changed by the Board of Trustees without shareholder approval.